Exhibit 99.1

BiondVax’s CEO Comments on Impact of COVID-19 Pandemic on the Company’s Ongoing Phase 3 Clinical Trial

Jerusalem, Israel – March 19, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) today issued an update regarding the impact of the COVID-19 pandemic on the ongoing pivotal, clinical efficacy, Phase 3 trial in Europe of the Company’s M-001 universal influenza vaccine candidate.

Dr. Ron Babecoff, BiondVax’s President and CEO, commented, “While to date the coronavirus pandemic has not significantly impacted our Phase 3 clinical trial, we continue to monitor the situation closely taking into account the best interests of our employees, trial participants, health care professionals, CRO staff and others involved in our trial. The flu season in Europe is declining as expected for this time of year, and most of the swab samples we expected to obtain from participants exhibiting flu like symptoms have already been collected. Nevertheless, we are continuing to collect swab samples while adhering to restrictions imposed by local authorities. As long as the pandemic situation does not further significantly deteriorate, our CRO and statistician currently expect us to reach the targeted number of swab samples. We will continue to take all appropriate and feasible steps to enable us to publish results by the end of this year.”

Dr. Babecoff continued, “We wish all our stakeholders and friends around the world good health as we strive to advance our ongoing pivotal, clinical efficacy, Phase 3 trial of the M-001 universal influenza vaccine candidate.”

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 7 completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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